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                             February 17, 2021

       Raymond Gee
       Chief Executive Officer
       MANUFACTURED HOUSING PROPERTIES INC.
       136 Main Street
       Pineville, NC 28134

                                                        Re: MANUFACTURED
HOUSING PROPERTIES INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 21,
2021
                                                            File No. 024-11417

       Dear Mr. Gee:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. We note that you are seeking to qualify $50 million in this offering of Series C preferred stock and that you also
have an ongoing offering of Series B preferred stock and common stock. Please reduce
the amount that you are seeking to qualify by the aggregate amount of all securities sold
in the prior 12 month period. Please note that the "bonus" common stock included in your
offering of Series B preferred stock should be assigned a value for purposes of calculating
your available capacity under the Tier 2 threshold. Refer to Rule
                                                        251(a) of Regulation A,
note to paragraph (a) of Rule 251 and General Instruction I to
                                                        Form 1-A for guidance.
   2. We note that you may conduct the share repurchase program during the offering period of the shares being
qualified in this offering circular. Please be advised that you are responsible for
analyzing the applicability of Regulation M to your share repurchase
 Raymond Gee
FirstName LastNameRaymond
MANUFACTURED      HOUSINGGee
                          PROPERTIES INC.
Comapany17,
February  NameMANUFACTURED
            2021             HOUSING PROPERTIES INC.
February
Page 2 17, 2021 Page 2
FirstName LastName
         program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and
         Markets.
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may
contact the Division   s
         Office of Mergers and Acquisitions at 202-551-3440.
4. We note your disclosure that the Series C preferred stock being offered will rank pari passu with the Series A and Series B preferred stock with the Series C preferred stock receiving a "liquidation preference." Please clarify how the Series C may receive a liquidation preference while still ranking pari passu with the other two series. In addition, we note that the Series B preferred stock also being offered pursuant to Regulation A has voting rights to the extent you authorize or issue a class of equity securities that would rank senior to the Series B in distributions or liquidation. Please clarify if you received the approval of the Series B preferred stockholders for the issuance of the Series C preferred stock or explain to us why approval was not required.
The Offering
Closings of the offering, page 7

5. We note your disclosure that there may be no closing. It does not appear that you have a minimum offering amount. Therefore, it is unclear why money would be held in escrow until the offering is terminated. Please revise your disclosure as appropriate. To the extent you have a minimum offering amount, please revise your cover page to disclose the minimum offering amount.
Description of Securities
Series C Preferred Stock, page 45

6. We note your disclosure that, prior to the initial closing, you will file a certificate to establish the Series C preferred stock. It therefore does not appear you will have a sufficient number of authorized shares to conduct this offering at the time of qualification. Please explain why you do not intend to take the necessary steps to authorize the issuance of the Class C preferred stock until the initial closing of this offering.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 Raymond Gee
MANUFACTURED HOUSING PROPERTIES INC.
February 17, 2021
Page 3

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameRaymond Gee
                                        Division of Corporation Finance
Comapany NameMANUFACTURED HOUSING PROPERTIES INC.
                                        Office of Real Estate & Construction
February 17, 2021 Page 3
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName